UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 18, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SolarCity Corporation

File No. 001-35758 - CF#32110

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SolarCity Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 24, 2015.

Based on representations by SolarCity Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| Exhibit 10.10j | through December 31, 2016 |
| Exhibit 10.15a | through May 23, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary